UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Oil States International, Inc.
(Exact name of registrant as specified in its charter)

Delaware	1-16337	76-0476605
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

Three Allen Center 333 Clay Street, Suite 4620, Houston, Texas	77002
(Address of Principal Executive Offices)	(Zip Code)

Brian Taylor (713) 652-0527
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

_√__	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2016.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

1.	Introduction

Oil States International, Inc. (the “Company” or “Oil States”), through its subsidiaries, manufactures and contracts to manufacture products that contain gold, tantalum, tin and tungsten (“3TG”). As these materials are necessary to Oil States’ products, the Company is dedicated to tracing the origin of these metals to ensure compliance with the requirements set forth in the final rule regarding use of conflict minerals.

2.	Conflict Minerals Disclosures

Oil States has concluded in good faith that during the reporting period for 2016:

a)

Oil States manufactured and contracted to manufacture products for which “conflict minerals” (as defined in Section 1502(e)(4) of the Dodd-Frank Wall Street Reform and Consumer Protection Act) are necessary to the functionality or production.

b)

As such, Oil States performed a good faith “reasonable country of origin inquiry” (“RCOI”) to determine whether any conflict minerals originated in the Democratic Republic of the Congo (”DRC”) or an adjoining country (“Covered Country”) as those terms are defined by Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule 13p-1”).

In accord with Rule 13p-1 and the recent directions from the Securities and Exchange Commission, Oil States has filed this Specialized Disclosure Form (“Form SD”). This report is posted to a publicly available Internet site at http://www.ir.oilstatesintl.com/sec.cfm.

To implement the RCOI, Oil States’ Tier 1 suppliers were engaged to collect information regarding the presence and sourcing of gold, tantalum, tin and tungsten (“3TG”) used in the products supplied to Oil States. Information was collected and stored using an online platform provided by a third-party vendor, Source Intelligence.

Our supplier engagement efforts involved multiple steps, including:

●	An introduction email was sent to Tier 1 suppliers describing the Conflict Minerals Compliance Program (“CMCP”) requirements.

●

Following the introduction email, a subsequent email was sent to suppliers containing instructions for submitting their Conflict Minerals Reporting Template (“CMRT”), either in Microsoft Excel format or by completing directly in an online data collection platform.

●	Following the initial introductions to the program and information request, up to five reminder emails were sent to each non-responsive supplier requesting survey completion.

●

Suppliers who remained non-responsive to these email reminders were contacted by telephone and offered assistance. This assistance included, but was not limited to, further information about the CMCP, an explanation of why the information was being collected, a review of how the information would be used and clarification regarding how the information needed could be provided.

●

If, after these efforts, a given supplier still did not register with the system or provide the information requested, an escalation process was initiated. The escalation process consisted of direct outreach by Oil States to request their participation in the program.

Suppliers were asked to provide information regarding the sourcing of their materials with the ultimate goal of identifying the 3TG smelters or refiners (“SORs”) and associated mine countries of origin. To facilitate reporting at the product-level, the products indicated by Oil States as being sourced from a given supplier were communicated to that supplier as part of the data request. Suppliers were able to submit multiple CMRTs as needed to address all indicated products. In many cases, however, the supplier response defaulted to a company level CMRT.

Where a supplier was unable to provide a CMRT, Source Intelligence requested information on its suppliers of products or components which may require 3TG for their production or functionality.  These Tier 2 suppliers, and subsequent tiers of suppliers as needed, were then engaged following the contact procedures explained above.  When contact information was provided, Tier 2 and beyond suppliers were contacted up to 3 times via email or phone in order to build a chain-of-custody back to the 3TG SOR.

Supplier responses were evaluated for plausibility, consistency, and gaps both in terms of which products were stated to contain or not contain necessary 3TG, as well as the origin of those materials.

2.	RCOI Results

A total of 184 Tier 1 suppliers were identified as in-scope for conflict mineral regulatory purposes and contacted as part of the RCOI process.

As a result of the inquiry process, Oil States was able to identify 65 smelters or refiners of 3TGs with an indication of DRC (Democratic Republic of the Congo) or Covered Country sourcing. Oil States was not able to determine where any conflict minerals that it may have received from these smelters or refiners may have originated.

Item 1.02 Exhibits

There are no exhibits to this Form SD.

Section 2 – Exhibits

Item 2.01 Exhibits

There are no exhibits to this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Oil States International, Inc.

/s/ Brian Taylor
Name: Brian Taylor Title: Vice President, Controller & Chief Accounting Officer

DATED: May 26, 2017